Acquisition of

ABN AMRO U.S. Mutual Fund Business

April 2006

Safe Harbor

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K filed by Highbury Financial Inc. (Highbury) with the SEC on April 21, 2006.

Highbury will be holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Highbury securities, regarding its acquisition of substantially all of the U.S. mutual fund business of ABN AMRO Asset Management (USA) pursuant to an asset purchase agreement with ABN AMRO Asset Management Holdings, Inc., ABN AMRO Investment Fund Services, Inc., ABN AMRO Asset Management, Inc., Montag & Caldwell, Inc., TAMRO Capital Partners LLC, Veredus Asset Management LLC and River Road Asset Management LLC as described in the April 21, 2006 Form 8-K (and exhibits thereto). This presentation and the April 21, 2006 Form 8-K are being distributed from time to time to attendees of this presentation.

ThinkEquity Partners LLC (TEP) and EarlyBirdCapital, Inc. (EBC), the underwriters of Highbury's initial public offering consummated on January 31, 2006, are assisting Highbury in these efforts without charge. Upon the consummation of the transaction, however, Highbury will pay TEP and EBC up to approximately $673,333, plus accrued interest net of taxes payable, in connection with the deferred non-accountable expense allowance from Highbury's initial public offering which is currently being held in Highbury's trust account. Highbury and its directors and executive officers, and TEP and EBC may be deemed to be participants in the solicitation of proxies for the special meeting of Highbury stockholders to be held to approve the acquisition. Further information regarding persons who may be deemed participants will be available in Highbury's proxy statement to be filed with the SEC in connection with the acquisition.

Highbury intends to file with the SEC a proxy statement on Schedule 14A in connection with the proposed transaction. STOCKHOLDERS OF HIGHBURY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, HIGHBURY'S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH THE SOLICIATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THIS PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. Such persons can also read Highbury's final prospectus, dated January 25, 2006, for a description of the security holdings of the Highbury officers and directors and of TEP and EBC and their respective interests in the successful consummation of this business combination. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the acquisition. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge, once available. The final prospectus and other relevant documents can also be obtained, without charge, at the SEC's Internet site http://www.sec.gov or by contacting Highbury's secretary at Highbury Financial Inc., 999 18th Street, Suite 3000, Denver, Colorado 80202. As a result of the review by the SEC of the proxy statement, Highbury may be required to make changes to its description of the acquired business or other financial or statistical information contained in the proxy statement.

Forward-Looking Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) the relative and absolute investment performance of advised or sponsored investment products; (4) the impact of increased competition; (5) the impact of capital improvement projects; (6) the impact of future acquisitions or divestitures; (7) the unfavorable resolution of legal proceedings; (8) the extent and timing of any share repurchases; (9) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (10) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to Highbury; (11) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (12) the ability to attract and retain highly talented professionals; (13) the impact of changes to tax legislation and, generally, the tax position of Highbury; and (14) the ability of Highbury to consummate the transaction with ABN AMRO Asset Management Holdings Inc. and others and realize the benefits of such transaction.

Highbury's prospectus and subsequent filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

Highlights of the Acquisition

- Acquisition of no-load mutual fund business with $6 billion of assets under management from ABN AMRO
  - 15 equity mutual funds and 4 fixed income mutual funds
  - To be branded The Aston Funds

- Diversified, scalable operating platform
  - 18 wholesalers and additional sales support
  - Nearly 400 selling agreements in place
  - ABN AMRO affiliates to sub-advise with limited non-compete provisions
  - Operations, administration and compliance

- Outstanding management team
  - Shared values of integrity, character and ethics
  - Track record of leading successful growth, internally and by acquisition
  - Distribution, management and operating experience complement Highbury management

- Favorable transaction terms

- First step in Highbury growth strategy

Principal Achievements

Achievement	Comment
Focus on investment management sub-sector	✓ Yes
Outstanding management team	✓ Yes
Alignment of interests	✓ Yes
Incentives for long term management commitment	✓ Yes
Sustainable revenue growth of 10% or more	? Not achieved recently; potential to improve
Scalable platform to drive growth	✓ Yes
Proprietary distribution	✓ Yes
Multiple, diversified investment processes	✓ Yes (limited exclusivity provisions)
Operating margin of $5 million to $20 million	✓ Yes
Highbury share of distributions 51% - 80%	✓ Yes (65%)
Favorable acquisition multiple	✓ Yes
Enhanced prospects for accretive acquisitions	✓ Yes

Highbury's Strategic Rationale

- Successful management team with substantial operating and acquisition experience, industry relationships and appetite for long-term growth

- Opportunities for internal growth and accretive add-on acquisitions

- Appreciable size and scalability

- Diversification of underlying sub-advisors and investment styles mitigates risk

- Establishes strategic relationships with ABN AMRO and its investment advisor affiliates

- Positioned to benefit from trend toward separation of manufacturing and distribution
  - Legg Mason / Citigroup
  - BlackRock / Merrill Lynch
  - Minnesota Mutual Life / Waddell & Reed

- Continuity of independent trustees and fund board chairman brings experience, sophistication and valuable oversight to existing and prospective new funds

Aston Management Team Has Strong Track Record[1]

- Guided growth of mutual fund platform since its inception in 1993



- Executed accretive acquisitions and incubated new managers to fuel growth of Alleghany Asset Management

Investment Manager	Year Acquired or Founded	Ownership Acquired	Assets Under Management ($bn)	
			On Acquistion	As of 3/31/06
Montag & Caldwell	1994	100%	$2.0	$22.4
Chicago Capital	1997	100%	0.0	Merged in 2002
Veredus Asset Management	1998	50%	0.0	2.8
Blairlogie Capital Management	1999	100%	1.0	Sold in 2002
TAMRO Capital Partners	2000	100%	0.0	0.4
River Road Asset Management	2005	45%	0.0	0.7

[1] Source for historical data is ABN AMRO Asset Management. Mutual fund assets include $3.7 billion of money market assets as of March 31, 2006 which are not included in this transaction.

Broad Array of High Quality Investment Products

- Diversified mix of equity and fixed income mutual funds

- Funds managed by 7 sub-advisors with independent investment styles

- Competitive investment performance across the platform

- 4 funds with Overall Morningstar Ratings of 4 or 5 stars; 9 funds with 3 stars

EQUITY FUNDS			
	Value	Blend	Growth
Large	★★★ ★★★		★★★★★ ★★★ ★★★
Medium	★★★	★★★	★★★★
Small		★★★★	★★★

FIXED INCOME FUNDS			
	Short	Intermediate	Long
High		★★★★ ★★★ ★★★	
Medium			
Low			

Source: Morningstar, Inc., as of March 31, 2006

HFI HIGHBURY FINANCIAL INC.

Strong Relationships with Diversified Group of Sub-Advisors

- Open-architecture, sub-advised platform brings strategic relationships and limited non-competes in the current product styles, subject to certain exceptions
    - ABN AMRO Asset Management
    - MFS Investment Management
    - Montag & Caldwell (ABN AMRO affiliate)
    - Optimum Investment Advisors
    - River Road Asset Management (ABN AMRO affiliate)
    - TAMRO Capital Partners (ABN AMRO affiliate)
    - Veredus Asset Management (ABN AMRO affiliate)

- Favorable agreements with sub-advisors
    - Competitive fees
    - 5-year no termination by ABN AMRO affiliate sub-advisors
    - Non-compete provisions with respect to U.S. mutual fund business, subject to certain exceptions
    - Access to funds which may face capacity constraints

HFI HIGHBURY FINANCIAL INC.

Historical Assets Under Management and Net Flows Data[1]









[1] Source for historical AUM is Morningstar, Inc. Source for net flows data is FRC Impact.

Diverse Growth Opportunities for Aston

- Internal growth of existing products
  - Market appreciation
  - Attractive long-term performance records
  - Future net asset flows
  - 14 funds with less than $200 million in assets
    - Established investment performance track records
    - Capacity for new assets has potential to drive future growth

- Additional product lines
  - Enhancement of large institutional relationships
  - Expansion of separately managed account platform
  - Introduction of principal-protected funds being developed in conjunction with major domestic insurance company
  - Incubation of additional funds with existing and new sub-advisors

- Accretive add-on acquisitions

Aston Management Team's Strategic Rationale

- Establishes independent growth platform

- Delegation of operating authority without involvement of Highbury in day-to-day management

- No integration with legacy investment process or infrastructure

- Annual cash flow and equity ownership for management

- Provisions of operating agreement may facilitate transfer of equity to next generation of Aston management

- Ongoing strategic support from HFI
    - Introduction to new business opportunities, including acquisitions and strategic partnerships
    - Industry insights and professional relationships
    - Potential capital source to fund growth initiatives

Attractive Transaction Terms for Highbury's Shareholders

- **$38.6 million cash closing payment to ABN AMRO**
  - Acquired assets include $3.5 million of working capital
  - No shares issued to finance transaction
  - No financing contingencies

- **Contingent adjustment two years after the closing**
  - Adjustment based on annualized revenue for trailing six months
  - No payment made if annualized revenue within 10% collar around $38.0 million
  - Payment dollar for dollar outside collar, up to the cap of $3.8 million in either direction
  - Maximum payment to ABN AMRO of $3.8 million if revenue greater than $45.6 million
  - Maximum payment to Highbury of $3.8 million if revenue less than $30.4 million

Attractive Transaction Terms for Highbury's Shareholders

- Business to be held in newly-formed Aston Asset Management LLC
  - Highbury ownership of 65%
  - Aston management ownership of 35% (eight individuals)

- Ownership interests will participate in a fixed 28% of revenue
  - Highbury distributions have priority over operating expenses
  - Aston management distributions after Highbury distributions and all operating expenses

- Balance of revenue (72%) to cover operating expenses, at the discretion of management

- Necessary approvals
  - Highbury stockholders
  - Trustees of the mutual funds
  - Shareholders of the mutual funds
  - Other customary closing conditions enumerated in purchase agreement

Unaudited Financial Impact on Highbury *

(Dollars in millions)	Year Ended December 31, 2005 (unaudited)	Quarter Ended March 31, 2006 (unaudited)
Total revenue of mutual fund business to be acquired (1)	$ 48.9	$ 11.0
Adjustment for possible loss of certain related party assets	(3.3)	(0.9)
Adjusted total revenue	$ 45.6	$ 10.1
Estimated distributions to Highbury (2)	$ 8.3	$ 1.8
Estimated holding company expenses	(0.5)	(0.1)
Estimated pre-tax cash flow to Highbury	$ 7.8	$ 1.7
Shares outstanding		
Basic		9,635,000
Diluted (3)		26,465,001
Adjusted diluted, assuming weighted average stock price of (4):		
$5.00 per share (no dilution from warrants or UPO)		9,635,000
$6.75 per share (midpoint)		13,748,951
$8.50 per share (stock price to permit warrant redemption)		16,366,961
Estimated cash on hand after the closing (5)		$ 7.3
Potential proceeds from warrant exercise		79.1
Potential proceeds from cashless exercise of unit purchase option and exercise of underlying warrants (6)		
Exercise of option		0.0
Exercise of warrants		1.8

Notes

(1) Based on unaudited information received in due diligence. Audited financial statements will be included in a forthcoming 14-A filing.
(2) Equal to Highbury's 65% share of the owners' allocation of 28% of total revenue.
(3) Includes shares underlying 15,820,000 warrants outstanding with an exercise price of $5.00 and 1,010,001 shares underlying the 336,667 units issuable pursuant to the underwriters' unit purchase option at a strike price of $7.50 per unit. The warrants underlying these units have an exercise price of $6.25.
(4) Uses the treasury stock method assuming three hypothetical weighted average common stock prices for the period to calculate dilutive effect of warrants and underwriters' unit purchase option, which is assumed to be exercised on a cashless basis.
(5) Assumes a transaction closing date of August 31, 2006 for purposes of estimating interest earned on the cash in the trust account.
(6) Assumes stock price of $8.50 per share. In the event of an exercise of the unit purchase option for cash, the proceeds from the exercise of the option would be $2.5 million and the proceeds from the exercise of the warrants would be $4.2 million.
* As a result of the review by the SEC of the proxy statement to be filed for approval of the acquisition and an audit of this financial information, Highbury may make changes to some of this financial information.

Key Highlights

- Scalable operating platform

- Outstanding management team

- Transaction terms favorable to Highbury

- Highbury seeking to execute additional accretive acquisitions

Aston Funds Supplemental Information

Diverse Family of Mutual Funds

Fund	Advisor or Subadvisor	Morningstar Category	Morningstar Rating	Inception	AUM ($m) 3/31/06	% of Total AUM
EQUITY FUNDS						
ABN AMRO Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★	Nov 1994	$ 2,445	40.9%
ABN AMRO Growth	ABN AMRO Asset Management	Large Growth	★★★	Dec 1993	1,070	17.9%
ABN AMRO Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★★★	Jun 1998	766	12.8%
ABN AMRO Mid Cap	Optimum Investment Advisors	Mid-Cap Blend	★★★	Sep 1994	609	10.2%
ABN AMRO Value	MFS Institutional Advisors	Large Value	★★★	Jan 1993	320	5.3%
ABN AMRO TAMRO Small Cap	TAMRO Capital	Small Blend	★★★★	Nov 2000	163	2.7%
ABN AMRO Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	★★★	Dec 1997	107	1.8%
ABN AMRO Balanced	ABN AMRO Asset Management	Moderate Allocation	★★	Sep 1995	84	1.4%
ABN AMRO Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★	Nov 1994	53	0.9%
ABN AMRO Veredus Select Growth	Veredus Asset Management	Large Growth	★★★★★	Dec 2001	27	0.5%
ABN AMRO TAMRO Large Cap Value	TAMRO Capital	Large Value	★★★	Nov 2000	22	0.4%
ABN AMRO River Road Small Cap Value	River Road Asset Management	Small Value	---	Jun 2005	15	0.3%
ABN AMRO River Road Dynamic Equity	River Road Asset Management	Mid Cap Value	---	Jun 2005	6	0.1%
ABN AMRO Veredus Science Technology	Veredus Asset Management	Specialty-Technology	★★★★	Jun 2000	4	0.1%
ABN AMRO Mid Cap Growth	ABN AMRO Asset Management	Mid-Cap Growth	---	Dec 2005	1	0.0%
Total Equity Funds					5,692	95.1%
FIXED INCOME FUNDS						
ABN AMRO Bond	ABN AMRO Asset Management	Int. Term Bond	★★★	Dec 1993	$ 167	2.8%
ABN AMRO Municipal Bond	ABN AMRO Asset Management	Muni National Interm	★★★	Dec 1993	71	1.2%
ABN AMRO Investment Grade Bond	ABN AMRO Asset Management	Short Term Bond	★★★★	Oct 1995	33	0.6%
ABN AMRO High Yield	ABN AMRO Asset Management	High Yield Bond	---	Jun 2003	21	0.4%
Total Fixed Income Funds					292	4.9%
Total AUM					$ 5,984	100.0%

Source: Morningstar, Inc., as of March 31, 2006

Diverse Family of Mutual Funds

Fund	Advisor or Subadvisor	Morningstar Category	Morningstar Rating	AUM ($m) 3/31/06	Annualized Total Returns		
					1-Year	3-Years	5-Years
EQUITY FUNDS							
ABN AMRO Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★	$ 2,445	10.2%	10.2%	1.1%
ABN AMRO Growth	ABN AMRO Asset Management	Large Growth	★★★	1,070	10.8%	12.3%	2.0%
ABN AMRO Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★★★	766	20.3%	27.3%	2.6%
ABN AMRO Mid Cap	Optimum Investment Advisors	Mid-Cap Blend	★★★	609	9.2%	25.0%	11.4%
ABN AMRO Value	MFS Institutional Advisors	Large Value	★★★	320	10.7%	19.8%	5.2%
ABN AMRO TAMRO Small Cap	TAMRO Capital	Small Blend	★★★★	163	28.9%	29.9%	16.9%
ABN AMRO Real Estate	ABN AMRO Asset Management	Specialty-Real Estate	★★★	107	40.5%	32.2%	22.4%
ABN AMRO Balanced	ABN AMRO Asset Management	Moderate Allocation	★★	84	7.6%	9.0%	3.0%
ABN AMRO Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★	53	6.3%	6.4%	1.9%
ABN AMRO Veredus Select Growth	Veredus Asset Management	Large Growth	★★★★★	27	21.1%	24.5%	---
ABN AMRO TAMRO Large Cap Value	TAMRO Capital	Large Value	★★★	22	8.8%	18.3%	6.3%
ABN AMRO River Road Small Cap Value	River Road Asset Management	Small Value	---	15	---	---	---
ABN AMRO River Road Dynamic Equity	River Road Asset Management	Mid Cap Value	---	6	---	---	---
ABN AMRO Veredus Science Technology	Veredus Asset Management	Specialty-Technology	★★★★	4	24.0%	20.1%	2.2%
ABN AMRO Mid Cap Growth	ABN AMRO Asset Management	Mid-Cap Growth	---	1	---	---	---
Total Equity Funds				5,692			
FIXED INCOME FUNDS							
ABN AMRO Bond	ABN AMRO Asset Management	Int. Term Bond	★★★	$ 167	1.6%	2.7%	4.0%
ABN AMRO Municipal Bond	ABN AMRO Asset Management	Muni National Interm	★★★	71	2.3%	2.3%	4.0%
ABN AMRO Investment Grade Bond	ABN AMRO Asset Management	Short Term Bond	★★★★	33	1.6%	1.7%	4.0%
ABN AMRO High Yield	ABN AMRO Asset Management	High Yield Bond	---	21	6.6%	---	---
Total Fixed Income Funds				292			
Total AUM				$ 5,984			

Source: Morningstar, Inc., as of March 31, 2006

Strong Relationships with Investment Managers

Fund Sub-Advisor	Funds Managed	Description
ABN AMRO Asset Management AUM: $20.4 billion	ABN AMRO Growth Fund ABN AMRO Mid-Cap Growth Fund ABN AMRO Real Estate Fund ABN AMRO Fixed & Money Market Funds ABN AMRO Balanced Fund	· Headquartered in Chicago, IL and founded in 1991 · Wholly-owned by ABN AMRO · Offers separately managed accounts and advises the ABN AMRO family of mutual funds · Expertise in money market, fixed income, and large-cap equities
MFS Investment Management AUM: $162.5 billion	ABN AMRO/MFS Value Fund	· Headquartered in Boston, MA and founded in 1924 · 78% owned by Sun Life Financial Services, 22% by employees · Global spectrum of investment expertise · Offers separately managed accounts, wrap accounts and advises mutual funds
Montag & Caldwell AUM: $22.4 billion	ABN AMRO/M&C Growth Fund ABN AMRO/M&C Balanced Fund	· Headquartered in Atlanta, GA and founded in 1945 · Wholly-owned by ABN AMRO · Specialist manager, exclusively large-cap growth style · $40 million separate account minimum; advises mutual funds for insitutions and retail investors
Optimum Investment Advisors AUM: $1.4 billion	ABN AMRO/Optimum Mid-Cap Fund	· Headquartered in Chicago, IL and founded in 1989 · 76% owned by employees, 24% by private outside investor · Proprietary value expertise in mid and large-cap core equities · Offers separately managed accounts, wrap accounts and advises mutual funds

Sources: eVestment Alliance and ABN AMRO Asset Management (USA)

Strong Relationships with Investment Managers

Fund Sub-Advisor	Funds Managed	Description
River Road Asset Management AUM: $673 million	ABN AMRO/River Road Small-Cap Value ABN AMRO/River Road Dynamic Income	· Headquartered in Louisville, KY and founded in April, 2005 · 55% owned by employees, 45% owned by ABN AMRO · Small-cap value and high dividend specialist · Offers separately managed accounts and advises US and European mutual funds
TAMRO Capital Partners AUM: $422 million	ABN AMRO/TAMRO Small-Cap Fund ABN AMRO/TAMRO Large-Cap Value Fund	· Headquartered in Alexandria, VA and founded in 2000 · Balance sheet 100% owned by ABN AMRO, income interests 17% owned by employees · Proprietary value expertise in large and small-cap value equities · Offers separately managed accounts and advises two mutual funds
Veredus Asset Management AUM: $2.8 billion	ABN AMRO/Veredus Aggressive Growth Fund ABN AMRO/Veredus Select Growth Fund ABN AMRO/Veredus Sci-Tech Fund	· Headquartered in Louisville, KY and founded in 1998 · 50% owned by employees, 50% owned by ABN AMRO · Specialist in growth equities · Offers separately managed accounts and advises four mutual funds

Source: eVestment Alliance

Aston Officers – Stuart D. Bilton, CFA

Stuart D. Bilton, CFA will serve as Chairman and Chief Executive Officer of Aston Asset Management LLC. In this role, he will direct and execute Aston's growth strategy. In 1993 while Mr. Bilton was President and CEO of Alleghany Asset Management he founded the Alleghany Funds with Kenneth Anderson. Mr. Bilton has been associated with ABN AMRO Asset Management and its predecessors and/or affiliates since 1972. He served as President and Chief Executive Officer of ABN AMRO Asset Management Holdings, Inc. (AAAM) from 2001 to 2003 and is currently the Vice Chairman of AAAM. Prior to its acquisition by ABN AMRO, Mr. Bilton was President and Chief Executive Officer of Alleghany Asset Management, the parent company of Blairlogie Capital Management, Chicago Capital Management, Chicago Deferred Exchange Corporation, The Chicago Trust Company, Montag & Caldwell, TAMRO Capital Partners and Veredus Asset Management. He is the Chairman of the ABN AMRO Funds and is a Director of Veredus, TAMRO, River Road Asset Management, and Baldwin & Lyons, Inc. He earned a B.Sc.(Econ) degree from the London School of Economics in 1967 and an M.S. degree from the University of Wisconsin in 1970.

Aston Officers – Kenneth C. Anderson, CPA

Kenneth C. Anderson, CPA, will serve as President of Aston and will be responsible for the overall management of the business including sales, marketing, operations, client service, and financial profitability. Mr. Anderson is currently the President and CEO of the fund business and Executive Vice President and Director of Mutual Funds for ABN AMRO Asset Management (AAAM). He is the Chairman of the Product Management Committee which encompasses both retail and institutional products and serves on the executive committee for AAAM. Mr. Anderson serves on the boards of Veredus Asset Management, TAMRO Capital Partners, and ABN AMRO Investment Trust Company, subsidiaries of AAAM. He is a member of the Investment Company Institute's International and Sales Force Committees and a past Chairman of the Board of Governors for the Mutual Fund Education Alliance. Prior to launching the mutual fund business in 1993, Mr. Anderson specialized in the Financial Services Practice at KPMG. He received a B.B.A. in Accounting from Loyola University of Chicago. He holds a series 6 and 63 license with the NASD. Mr. Anderson spent six years serving as a director for his community United Way board and four years as a founding director of The Caring Place near Loyola University, a Ronald McDonald House.

Aston Officers – Gerald F. Dillenburg, CPA

Gerald F. Dillenburg, CPA will be Chief Financial Officer and Chief Compliance Officer of Aston. In this role he will be responsible for the financials of Aston and the compliance of both the company and the Aston Funds. Mr. Dillenburg has been with ABN AMRO Investment Fund Services, Inc. (AAIFS) and its predecessors since 1996 where he has been the Compliance Officer and Director of Operations of the ABN AMRO Funds. In addition, he is the Chief Financial Officer, Secretary and Treasurer of the Funds. He is a Senior Managing Director of AAIFS, which is the Administrator to the Funds, as well as a Senior Managing Director of ABN AMRO Asset Management Holdings, Inc. and ABN AMRO Asset Management, Inc. Prior to 1996, he was at KPMG LLP since 1989 in the audit division specializing in investment companies and mutual funds. He had just been promoted to senior manager at the time of his departure in June of 1996. He is a graduate with high honors from the University of Illinois at Champaign with a B.S. degree in Accountancy.

Aston Officers – Christine R. Dragon

Christine R. Dragon will be the Chief Administrative Officer of Aston. In this role she will be responsible for human resources, facilities management, project planning, and technology. Mrs. Dragon has worked for ABN AMRO Asset Management since 1993. Prior to the acquisition of Alleghany Asset Management in 2001, she worked as a portfolio assistant in the equity group and then later in the money market area assisting the portfolio manager in investing and trading in the short-term market. In this role she was also a bond trader for the fixed income department when needed. From 2001 to 2004 she worked in the finance area of AAAM, and since December, 2004 she has worked with Stuart Bilton on acquisitions and divestitures. Prior to joining ABN AMRO, she financed her education by working at DePaul University as a Project Manager of the Kellstadt Center for Marketing Analysis and Planning where she implemented and coordinated certificate programs for continuing education. She earned a B.S. degree in Finance from DePaul University in 1993.

Highbury Supplemental Information

Investment Management Firms Provide Attractive Economics to Owners


Upward Market Bias
Increasing Demand
Low Financial Capital Requirements
GROWING MARGINS AND ROI
High Cash Flow
High Intellectual Capital Requirements
High Operating Leverage

Variety of Target Types


Institutional Managers
Mutual Funds
High Net Worth
Real Estate
SUCCESSFUL BUSINESS COMBINATIONS
Turnkey Investment Management
Private Equity
Hedge Funds
Funds of Funds

Robust Deal Flow Within Investment Management Industry





Source: Berkshire Capital Securities LLC

Permanent Capital Solutions for Investment Managers

- Acquire majority equity positions in investment management firms with significant growth potential

- Partner with superior management teams
    - Corporate divestitures
    - Management buyouts
    - Liquidity to unwind strategic joint ventures
    - Liquidity for departing individual partners
    - Diversification for founders and transition to next generation
    - Exit strategies for private equity funds

- Affiliates to operate independently
    - Highbury not active in day-to-day management
    - Retained ownership interest by affiliate management aligns interests with Highbury's shareholders

- Seek diversified affiliates to provide growth potential with reduced downside risk

Strategy Provides Long-Term Value Creation for Shareholders


LONG TERM GROWTH
Initial Acquisition
Internal Growth
Prudent Use of Leverage
Serial Acquisitions
Potential Warrant Proceeds
Range of Strategic Alternatives

Highbury Officers and Directors – R. Bruce Cameron, CFA

R. Bruce Cameron, CFA has been our chairman of the board since our inception. Mr. Cameron has been the president and chief executive officer of Berkshire Capital Securities LLC, a New York-based investment banking firm, since its formation in May 2004. Mr. Cameron co-founded Berkshire Capital Corporation, the predecessor firm to Berkshire Capital Securities LLC, in 1983 as the first independent investment bank covering the financial services industry, with a focus on investment management and capital markets firms. Mr. Cameron is responsible for the overall development and direction of the firm and is actively involved in working with the firm's major clients. Mr. Cameron heads the firm's management committee and is a frequent speaker at industry conferences and events. Mr. Cameron and his partners have advised on 196 mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of more than $348 billion and aggregate transaction value in excess of $8.8 billion. Mr. Cameron is the managing member of Broad Hollow LLC, which owns 675,000 shares of our common stock. Prior to forming Berkshire Capital Corporation, Mr. Cameron was an associate director of Paine Webber Group Inc.'s Strategic Planning Group from 1981 through 1983. At Paine Webber, Mr. Cameron executed several internal acquisitions for the company. Mr. Cameron began his career at Prudential Insurance Company from 1978 through 1980, working first in the Comptroller's Department and then in the Planning & Coordination Group. Mr. Cameron was graduated from Trinity College, where he received a B.A. in Economics, and from Harvard Business School, where he received an M.B.A. Mr. Cameron also attended the London School of Economics. Mr. Cameron is a CFA charterholder and is on the membership committee of the New York Society of Security Analysts. Mr. Cameron is a director of Capital Counsel LLC in New York City, a high net worth investment management firm he advised when it was established. Mr. Cameron is a Fellow of the Life Management Institute. He is also a past trustee of the Securities Industry Institute.

Highbury Officers and Directors – Richard S. Foote, CFA

Richard S. Foote, CFA has been our president and chief executive officer and a member of our board of directors since our inception. Mr. Foote has been a managing director of Berkshire Capital Securities LLC since its formation in May 2004 and a managing director, principal and vice president of Berkshire Capital Corporation, the predecessor firm to Berkshire Capital Securities LLC, since 1994. Throughout his career, Mr. Foote has specialized in providing investment banking services to the financial services industry, including mergers and acquisitions, public offerings and private placements of debt and equity securities, and negotiation and implementation of private equity capital coinvestment commitments. At Berkshire Capital Securities LLC and its predecessor, Mr. Foote has advised owners of institutional equity and fixed income managers, high net worth managers, mutual fund managers and capital markets firms in mergers and acquisitions. Mr. Foote has developed the firm's alternative investment management industry practice, with the dominant market share in mergers and acquisitions of real estate investment management and services firms and operating companies. Since 1994, Mr. Foote has advised on 25 completed mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of approximately $96 billion and aggregate transaction value of $1.9 billion. Mr. Foote is a director of Berkshire Capital and serves on its compensation committee, commitment committee and technology committee. From 1991 through 1994, Mr. Foote was a co-founder and partner of Knightsbridge Capital Partners, a partnership engaged in investment banking and merchant banking activities. From 1985 to 1991, Mr. Foote was a vice president, an associate, and an analyst in the investment banking division of PaineWebber Incorporated, primarily working on mergers, acquisitions and the issuance of equity and debt securities. Mr. Foote was graduated from Harvard College, cum laude, in 1985 with an A.B. in Economics. Mr. Foote is a CFA charterholder and a member of the CFA Institute, the New York Society of Security Analysts, the Pension Real Estate Association and the National Council of Real Estate Investment Fiduciaries.

Highbury Officers and Directors – R. Bradley Forth, CFA

R. Bradley Forth, CFA has been our executive vice president, chief financial officer and secretary since our inception. Mr. Forth has been an associate at Berkshire Capital Securities LLC since its formation in May 2004 and an associate and analyst at Berkshire Capital Corporation, the predecessor firm to Berkshire Capital Securities LLC, since 2001. Mr. Forth has specialized in merger, acquisition and valuation advisory activities for institutional investment managers, high net worth managers, multi-family offices, mutual fund managers, hedge fund of funds managers, retail brokerage firms and real estate investment management and services firms. Mr. Forth has advised on 12 mergers and acquisitions of financial services companies with aggregate transaction value of $1.2 billion. He was graduated from Duke University in 2001 with a B.S. in Economics and a B.A. in Chemistry. Mr. Forth is a CFA charterholder and a member of the CFA Institute and the New York Society of Security Analysts.

Highbury Officers and Directors – Russell L. Appel

Russell L. Appel has been a member of our board of directors since our inception. Mr. Appel is a founder and the president of The Praedium Group LLC, a private equity real estate investment firm focusing on underperforming and undervalued assets throughout North America that began operations as a part of Credit Suisse First Boston, or CSFB. In 1991 Mr. Appel established a team at CSFB to acquire distressed real estate assets for CSFB's proprietary account. As a result of this group's achievements, Praedium was formed in 1994 as a third-party investment management group affiliated with CSFB. Since 1991 Praedium has raised over $2 billion of equity capital in a series of private equity vehicles. The firm's clients include public and corporate pension plan sponsors, foundations, endowments, and other institutional and high net worth individual investors. In 1999 Praedium separated from CSFB and presently operates as an independent investment firm. In addition to his responsibilities with Praedium, Mr. Appel ran CSFB's Commercial Mortgage Finance business from 1991 to 1994, where he became a managing director. At CSFB, Mr. Appel supervised the execution of numerous commercial and multi-family asset securitization and sale advisory assignments. Prior to joining CSFB in 1991 and his association with Praedium, Mr. Appel was a vice president in the Real Estate Department of Goldman Sachs & Co. from 1986 to 1991. At Goldman Sachs, he was involved in real estate-related sales, financings, mergers and acquisitions and capital markets transactions. Mr. Appel holds a B.S. in Economics, magna cum laude, and an M.B.A. with distinction from the Wharton School of the University of Pennsylvania. Mr. Appel is the treasurer of the Pension Real Estate Association and serves on its board of directors.

Disclosure

Source of data on pages 8, 10, 18 and 19: Morningstar, Inc. Past performance is no guarantee of future results. For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.



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